SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2002

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PRESS RELEASE

PORTUGAL TELECOM ACQUIRES BASIC NETWORK OWNERSHIP
FOR EURO 365 MILLION INCLUDING THE RENTAL PAYMENT FOR 2002
AND WITH AN ESTIMATED NET DEBT IMPACT OF EURO 300 MILLION

Lisbon, Portugal, December 11, 2002 Portugal Telecom, SGPS, S.A. ("PT") (NYSE: PT; BVL: PTCO.IN) today announced that PT Comunicações S.A. ("PTC"), its fully owned fixed-line services subsidiary, has entered into a definitive agreement to acquire the ownership of the basic telecommunications network from the Portuguese Government.

Under the terms of the current Concession Contract, the Government grants to PTC the control and use of basic assets associated to the Concession for a fee equivalent to 1% of the voice revenues of the network. In addition, in year 2025, should the Portuguese Government not wish to renew the Concession, PTC is obliged to return the ownership of the network and assets related with the Concession to the Government.

PT today agreed to prepay the future rental payments due under the current Concession Contract in exchange for full ownership of the network and to ensure that there will be no reversion of the assets related to the provision of the Concession services to the Government at the end of the Concession period.

The Concession assets comprise the basic telecommunications network and are recorded in PTC's balance sheet as Concession assets with a net book value as at December 31, 2001 of Euro 2.3 billion and include all of basic network infrastructures (net book value of Euro 1.7 billion), real state (net book value of Euro 344 million) and other assets under Concession (net book value of Euro 259 million).

PT is confident that it will be able to realise significant savings and create value from additional financial flexibility resulting from the ownership of the network. Some of the initiatives contemplated by PT management to realise this value includes, but is not limited to, sale of excess real estate and a potential cross border sale and lease back ("QTE" - Qualified Technological Equipment) of the basic network, and may result in a net cash inflow in the range of Euro 80 million.

In addition, the Portuguese Government has agreed to fund certain services at PTC, namely Mobile Maritime Radio (which will be transferred to a third party within one year) and Telex and Telegraph services. In aggregate these service were loss making in 2001 amounting to Euro 6.5 million and going forward these costs will be borne by the Portuguese Government. Future losses from the transmission of TV and radio signals will also be financed by the Portuguese Government.

The consideration for the basic network has been agreed at Euro 365 million and includes the 2002 Concession rental payment estimated to be approximately Euro 18 million.

Accordingly, the consideration paid by PTC in this acquisition will be recorded as an intangible asset and will be amortised over 23 years.

Taking into account the payment by the Portuguese Government of receivables relating to certain benefits provided by PTC to Portuguese pensioners on behalf of the Government, under the terms of the current Concession Contract, the impact on the net debt of PT of this transaction is estimated to be an increase of around Euro 300 million.

Closing of the transaction is pending final documentation.

This information is also available on PT's website www.telecom.pt.

Contact:	Zeinal Bava, Chief Financial Officer zeinal.bava@telecom.pt Vitor J. Sequeira, Investor Relations Director vitor.j.sequeira@telecom.pt Portugal Telecom Tel.: +351.21.500.1701 Fax: +351.21.355.6623

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect goals of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company's current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

Portugal Telecom is listed on the Euronext Lisbon and New York Stock Exchanges. Information may be accessed on the Reuters 2000 Service under the symbols PT and PTCO.IN and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2002

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Vitor Sequeira
Vitor Sequeira Manager of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.